EXHIBIT 99.1

Fusion Fuel Green Agrees to Acquire Majority Stake in Quality Industrial Corp. Expanding into Gas and Engineering Services

Acquisition of Profitable, Cash Flow-Generating Business Broadens Service Offerings Across Energy Value Chain

DUBLIN, Ireland, Nov. 19, 2024 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a leading green hydrogen technology and engineering company, today announced it has signed a binding agreement to acquire an approximately 70% ownership interest in Quality Industrial Corp., a Nevada corporation (“QIND”) (OTC PINK: QIND) from its controlling shareholders (“the QIND sellers”). QIND operates in the gas supply and services sector, with expertise across the industrial and utility value chain. This acquisition, which the Company expects to close shortly, marks a pivotal step in Fusion Fuel's strategy to build a full-service energy engineering business, combining capabilities in both the traditional and clean energy sectors to meet the evolving demands of the global power and utilities market. To acquire this stake in QIND, at the close the Company will issue a combination of 19.99% of its ordinary shares, along with convertible preferred shares, resulting in the QIND sellers holding a stake of approximately 70% of Fusion Fuel on an as-converted, fully diluted basis, which will provide for significant alignment of ownership interests and foster long-term growth. The preferred shares, however, cannot be converted until the Company’s shareholders approve their conversion to ordinary shares.

QIND, whose operations are headquartered in Dubai, United Arab Emirates, is an industrial company specializing in the energy sector. In 2023, its operating business, Al Shola Gas, reported $11 million in revenue and $1.8 million in net income. Leading into the fourth quarter, operating business revenue and net income were up 19.5% and 12.4%, respectively, compared with the same nine months ending in 2023. Al Shola Gas currently services nearly 40,000 customers across the Middle East from its seven operating facilities, with a fleet of vehicles and over 100 employees. It holds international certifications and approvals from local government entities, supporting an extensive list of clientele that includes prominent organizations such as Emirates Airlines, Emaar Properties, the Government of Dubai, Dubai Properties, WASL Group, and numerous others.

Through this transaction, Fusion Fuel aims to integrate complementary expertise and recurring revenue from markets with proven existing demand into its portfolio, enabling the combined entity to serve a broader spectrum of customer needs. The acquisition is anticipated to yield significant synergies, especially between Fusion Fuel's specialized hydrogen engineering services and QIND's competencies across the gas and utility value chain. This acquisition will create new opportunities for QIND to expand its offerings in European markets, where demand for gas engineering expertise is consistently growing. It will also allow Fusion Fuel to extend its hydrogen engineering services into the Middle East, a region seeing a growth in demand and significant investment.

"Our strategy is to create a company that is built for the present and positioned for the future," said Frederico Figueira de Chaves, CEO of Fusion Fuel. "While the green hydrogen market has developed more slowly than anticipated, the demand for our engineering and advisory services remains strong. By acquiring QIND, we’re establishing a profitable foundation that will allow us to meet today’s market needs while being positioned for the longer-term growth opportunities we see in the clean hydrogen sector."

John-Paul Backwell, CEO of Quality Industrial, said, “We recognize a significant strategic opportunity in integrating our dependable recurring revenue and expertise throughout the gas value chain, and Fusion Fuel’s market-leading hydrogen engineering capabilities. This collaboration will empower us to provide a comprehensive suite of services that more effectively address contemporary energy requirements while laying the groundwork for a sustainable growth future.”

As recently announced, Fusion Fuel’s Portuguese operating subsidiary—responsible for conducting the most significant part of the Company’s technology development and production—has filed for insolvency. Management views this step as an opportunity to recalibrate its business strategy to better align with current market conditions. In the near term, the Company will focus on enhancing its hydrogen engineering and advisory offerings, where it is uniquely positioned to deliver high-value solutions with low capital expenditure and a highly scalable business model, while prioritizing the integration of the newly acquired gas services business. This approach will enable Fusion Fuel to effectively capitalize on customer demand across traditional and clean energy sectors amid shifting market dynamics.

"By reorienting our business around hydrogen engineering and advisory services, we are leveraging our core strengths to better service our customers while positioning ourselves for continued growth as the renewable energy market matures," added Mr. Figueira de Chaves. "This strategic shift enables us to focus on high-demand market segments and build a full-service engineering platform to serve the broader industrial gases sector."

Mr. Figueira de Chaves continued, “As part of the combination of the two companies, John-Paul Backwell will join Fusion Fuel’s Board of Directors upon closing. In addition, we announce that Alla Jezmir has resigned from the Company’s Board. On behalf of our shareholders, management, and the Board of Directors, I want to sincerely thank Ms. Jezmir for her valuable contributions and dedicated service to the Company.”

A further description of the Stock Purchase Agreement, dated November 19, 2024 (the “Purchase Agreement”), among the Company, QIND, and the QIND sellers is contained in a report on Form 6-K that will be filed by the Company with the Securities and Exchange Commission (the “SEC”), and which will contain a copy filed as an exhibit to such Form 6-K. The description above is qualified in its entirety by reference to the full text of such exhibit.

The Purchase Agreement sets forth material terms and conditions for the transaction that, if consummated, would result in Fusion Fuel’s acquisition of approximately 70% of the issued and outstanding share capital of QIND. The closing will be subject to the satisfaction or waiver of certain terms and conditions. If the closing occurs, certain post-closing requirements will become applicable, including stockholder approval of related matters and Nasdaq clearance of a new initial listing application, and failure to satisfy such requirements within a certain period may result in the unwinding of the acquisition by the Company of the shares of QIND. There can be no assurance that the closing will occur, or that post-closing requirements for the acquisition will be met.

About Fusion Fuel Green plc

Fusion Fuel is a pioneer in the green hydrogen sector, committed to advancing the energy transition through innovative hydrogen solutions. Specializing in end-to-end engineering and advisory services, Fusion Fuel supports the development and deployment of sustainable hydrogen infrastructure for a range of applications. As a full-service partner, Fusion Fuel provides expert guidance to customers seeking to implement clean hydrogen projects with a focus on flexibility, reliability, and efficiency. Learn more about Fusion Fuel by visiting our website at https://www.fusion-fuel.eu and following us on LinkedIn.

About Quality Industrial Corp

Quality Industrial Corp. (OTC PINK: QIND) is an industrial company specializing in the energy sector. Its operating business consults, designs, supplies, installs, and maintains liquefied petroleum gas (LPG) systems, while also transporting and supplying LPG in bulk and cylinder format to nearly 40,000 customers. It serves commercial buildings, mixed-use apartment complexes, shopping complexes, food courts, heavy industries, labor accommodations, catering units, commercial kitchens, and restaurants. The public entity was formerly Wikisoft Corp. before changing its name to Quality Industrial Corp. in August 2022. Learn more about Quality Industrial Corp. by visiting its website at https://www.qualityindustrialcorp.com and https://www.alsholagas.ae.

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including without limitation, the ability of the Company, QIND, and the Sellers to obtain all necessary regulatory and other consents and approvals in connection with the acquisition, the Company’s ability to complete the acquisition of QIND and integrate its business, obtain Nasdaq clearance of a new initial listing application in connection with the acquisition, and obtain stockholder approval of the matters to be voted on at a stockholders’ meeting to approve matters required to be approved in connection with the Purchase Agreement. Fusion Fuel has based these forward-looking statements largely on its current expectations, including but not limited the ability of the investment reported on to be consummated as anticipated. Such forward-looking statements are subject to risks and uncertainties (including those set forth in Fusion Fuel’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission) which could cause actual results to differ from the forward-looking statements.

Investor Relations Contact
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